January 13, 2015

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:    The E. W. Scripps Company
Registration Statement on Form S-4/A
Amended on December 23, 2014
Supplemental Response provided on January 5, 2015
File No. 333-200388

Dear Mr. Spirgel,

This letter is in response to your letter dated January 8, 2015 regarding the review by the U.S. Securities and Exchange Commission (the “Commission”) of the above-referenced Registration Statement on Form S-4/A (the “Registration Statement”) filed with the Commission on December 23, 2014 by The E. W. Scripps Company (the “Registrant”) and supplemented by the Registrant on January 5, 2015. For the convenience of the Staff of the Division of Corporation Finance (the “Staff”), each of the Staff’s comments is repeated below in italics, and set forth below each such comment is the Registrant’s response.

We have attempted to provide a clear and complete response to each comment. We also acknowledge that:

•
Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses or would like to discuss any of the matters further, please contact me at (513) 977-3997.

Sincerely,

/s/ William Appleton

William Appleton
Senior Vice President and General Counsel

cc:    Timothy M. Wesolowski, Senior Vice President and Chief Financial Officer
Deloitte & Touche LLP
Russell E. Ryba, Foley & Lardner LLP

General

1.
We note your response to comment 1 in our letter dated January 2, 2015. There appears to be inconsistency within your registration statement concerning whether Journal shareholders are voting to approve the spin-off of the Journal newspaper business and the subsequent merger of the entity that will hold the newspaper business with a wholly-owned subsidiary of Journal Media Group. Disclosure at Item 1 of the Notice of Special Meeting of Journal Communications Shareholders, for example, as well as Question and Answer One on page iv state that Journal shareholders are being asked to vote on these matters. Question and Answer Three on page iv, however, states that no vote of Journal shareholders, with respect to either the shares of Journal, or the shares of Journal Spinco, is required or being sought in connection with the Journal newspaper agreement. Please revise to address the apparent discrepancy. Regardless of whether there is a vote, please provide us with your analysis as to why there is no concurrent offer of Journal Media requiring an effective registration statement with respect to those shares under the Securities Act of 1933.

The Registrant has revised the disclosures on pages iii, iv and 60 of the joint proxy statement/prospectus to address the apparent discrepancy.
With respect to the second part of the Staff’s comment, the Registrant and Journal Communications, Inc. (“Journal”) will ensure that the registration statement of Journal Media Group, Inc. (“Journal Media Group”) is effective prior to each of the Registrant’s and Journal’s shareholder votes on the transactions. Furthermore, the Registrant and Journal will mail the joint proxy statement/prospectus included in the above-referenced registration statement of the Registrant and the prospectus included in the Journal Media Group registration statement to the shareholders of the Registrant and Journal at the same time.

2.
We note your response to prior comments three through eight in our letter dated January 2, 2015, in support of your analysis that no registration under the Securities Act of 1933 is required for either the Scripps Spinco shares or the Journal Spinco shares. In light of your responses, please advise us what is the underlying purpose of the S-1 component of the Form S-1/S-4 registration statement of Journal Media Group you refer to in response number nine, bullet point three, of your response letter dated December 23, 2014.

In response to the Staff’s comment, the Registrant and Journal will remove the S-1 component of the Journal Media Group registration statement. As a result, the Journal Media Group registration statement will only be a registration statement on Form S-4.